

Mail Stop 4628

August 14, 2015

Via E-mail
Barry L. Saunders
Chief Financial Officer
Sonoco Products Company
1 North Second Street
Hartsville, South Carolina 29550

> **Re: Sonoco Products Company**
> **Form 8-K**
> **Filed August 10, 2015**
> **File No. 1-11261**

Dear Mr. Saunders:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within five business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 4.02 Form 8-K filed August 10, 2015

1.   We note that your Audit Committee concluded on August 9, 2015 that your financial statements for the periods identified in your filing should be restated and therefore should no longer be relied upon. We also note your disclosure in the Form 8-K filed on July 16, 2015 which indicates that you expected changes to your historical consolidated financial statements. Disclosure in this Form 8-K also addresses and quantifies expected adjustments to your pre-tax earnings for the three years ending December 31, 2014. Please tell us how you determined that it was not necessary to file an Item 4.02 Form 8-K until August 10, 2015. As part of your response, provide us with a timeline for the matter addressed in your Form 8-K beginning on the date when it was initially identified.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources